EXHIBIT 12(a)

VISTRA ENERGY CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor		Predecessor
	Nine Months Ended September 30, 2017	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016 (b)	Year Ended December 31,
				2015	2014	2013
	(in millions, except ratios)
EARNINGS:
Net income (loss)	$325	$(163)	$22,851	$(4,677)	$(6,229)	$(2,304)
Add: Total federal income tax expense (benefit)	284	(70)	(1,267)	(879)	(2,320)	(732)
Fixed charges (see detail below)	191	70	1,071	1,318	1,784	1,960
Preferred dividends of subsidiaries	(5)	(2)	—	—	—	—

Total earnings (loss)	$795	$(165)	$22,655	$(4,238)	$(6,765)	$(1,076)

FIXED CHARGES:
Interest expense	$174	$63	$1,058	$1,300	$1,766	$1,941
Rentals representative of the interest factor	17	7	13	18	18	19

Total fixed charges	$191	$70	$1,071	$1,318	$1,784	$1,960

RATIO OF EARNINGS TO FIXED CHARGES (a)	4.16	—	21.15	—	—	—

(a)	Fixed charges exceeded earnings by $235 million, $5.556 billion, $8.549 billion and $3.036 billion for the Successor period from October 3, 2016 through December 31, 2016 and the Predecessor for the years ended December 31, 2015, 2014 and 2013, respectively.
(b)	For the Predecessor period from January 1, 2016 through October 2, 2016, the ratio of earnings to fixed charges is not comparable to the other years presented due to net gains related to bankruptcy-related reorganization items including significant gains on extinguishing claims pursuant to the Plan of Reorganization.